10F-3 Report
CGCM Core Fixed Income Investments
	9/1/2010		through	2/28/2011

Issuer Name	Trade Date	Selling Dealer	Total Amount	Purchase Price	% Received by Fund
NCUA Guaranteed Notes	11/3/2010	Barclays	570,000	$99.802	0.03%
Credit Agricole	1/13/2011	Banc of America	220,000	$99.808	0.04%